Exhibit 99.2

Jiuzi Holdings, Inc. Signs Letter of Intent with China Petrol Technology on the Development of Electric Vehicle Battery Swap Station Network

HANGZHOU, China, July 14, 2021 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ:JZXN; the “Company”), a new energy vehicles franchisor and retailer under the brand name “Jiuzi” in China, today announced that it has signed a letter of intent (the “LOI”) with China Petrol Technology (Shenzhen) Limited (“CPT”), an innovative “internet + energy” industrial chain platform, to jointly build battery swap stations and battery management system for electric vehicles (EV) across China. Mr. Shuibo Zhang, Chairman of the Company and Mr. Weizhao Jie, CEO of CPT, attended the signing ceremony.

Pursuant to the LOI, the Company and CPT will jointly invest up to RMB 500 million within three years (RMB 200 million within two years in the first phase) on the EV technology R&D and products offerings cover multi-standard EV battery swap station, battery management system and software.

JZXN and CPT will also start working on the reforming of CPT’s existing gas station network and build trial battery swap stations within the Company’s sales network. The two parties plan to renovate and reform 300-500 CPT’s gas stations in the next three years.

Mr. Zhang, CEO, Director and Chairman of Jiuzi Holdings, Inc, commented: “We are delighted to work with CPT on our EV technology and battery swap facilities initiative. Currently, electric vehicles are mostly charged at privately owned charging points or via scattered power supply facilities in China. With the rapidly increasing number of EVs and limited parking space, transition to a centralized fast charging or battery swap station network becomes paramount.”

“We are confident that the cooperation with CPT will spearhead the development and construction of battery charging and swap facilities in not only our sales channel, but also larger geographic coverage across China. This move coincides with overall national policies, which encourage green commute and aim to pursue a carbon-neutral goal in the future.”

“A battery swap station with 25 batteries can generate over RMB 5 million revenue per year with only half of its utilization capacity. Deducting electricity, depreciation and labor costs, we estimate an annual profit of RMB 1.5-2 million per station, which will significantly boost to our future operating and financial performance,” Zhang added.

Mr. Jie, CEO of CPT, also commented: “CPT is serving more than 70 million vehicle owners and more than 10,000 gas stations across China. We are glad to form a partnership with JZXN to explore growth opportunities in charging and battery swap facilities for EVs in China’s third and fourth tier cities, which possess significant growth potential in the coming years. We believe the cooperation with JZXN will both be complementary to our existing gas station network and serve as a perfect opportunity for us to explore transition of our existing gas station to green, low-carbon services.”

About China Petrol Technology (Shenzhen) Limited

China Petrol Technology operates one of the first innovative internet + energy industry chain platforms “Didi Gas Station” in China. Its business covers the development of smart gas stations, logistics front-end warehouse, construction and operation of smart charging and changing stations, among others. Its channels cover more than 70 million vehicle owners and more than 10,000 gas stations across China. Through SaaS, big data, cloud computing, AIoT and other technologies, CPT connects energy suppliers, such as refineries and gas stations, with the demand side, such as trucks, online hailing, taxis and private vehicles. The platform not only serves individual car owners, but also offers the service to third parties. CPT’s partners include state-owned, foreign and private oil refiners such as PetroChina, Sinopec, CNOOC, Sinochem, China Aviation Oil Corporation, Shell, Total, and Shandong Petrochemical. Other commercial vehicle platforms, OEMs, Internet of Vehicles, post-car sale platforms and financial institutions, such as SF Express, JD Logistics, Huolala, Kuagou Taxi, Cao Cao Chuxing, Pacific Insurance, China Telecom, Huishang Bank, Ping An Bank, are also using CPT’s digitalized travel energy services.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company majorly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:
Janice Wang
EverGreen Consulting Inc.
Email: IR@changqingconsulting.com
Phone: +1 571-464-9470 (from U.S.)
            +86 13811768559 (from China)